Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a transcript of a taped statement by Central Pacific Financial Corp.'s President and Chief Executive Officer, Clint Arnoldus, on March 15, 2004.

        On behalf of the board of directors of Central Pacific Financial Corp., I would like to announce that we have sent a letter to the members of the board of CB Bancshares, Inc. substantially increasing our offer to merge the two companies. For each share of CBBI stock, we are offering $22.27 in cash and 2.4 shares of CPF stock, subject to customary conditions. Based on our closing share price, this past Friday, March 12, the offer represents $87.26 per CBBI share.

        This compelling offer delivers a substantial premium to City Bank's shareholders and is adjusted to reflect the recent improvements in City Bank's financial performance. We believe the merger also would offer our shareholders significant accretion and result in a better bank for Hawaii. Of course, any agreement and terms of the increased offer would be subject to completion of due diligence and other customary conditions, such as the receipt of shareholder and corporate approvals.

        It's always been our desire to have a friendly, negotiated merger. We again invite City Bank to sit down with us and iron out any potential issues during negotiations. We want to accomplish this merger on a friendly basis, and nothing demonstrates that more clearly than our decision not to run a slate of directors for election to City Bank's board. In our letter, we made clear that we want to work with their board to address any social issues or concerns that they may have.

        We have already addressed some of the key concerns they have expressed. Last December, we announced our commitment not to lay off employees as a result of the merger, except for a few executives who already stand to benefit from change in control employment agreements. We also announced that a new branch would be opened for every duplicative branch that may be closed. We took these steps without the benefit of discussions with City Bank. By just sitting down and talking with City Bank's management and board, we think we could accomplish much more.

        Our industry's regulators on both the Federal and State levels—the Federal Reserve Board and the Hawaii Commissioner of Financial Institutions—have approved our applications, determining there were no significant issues with combining our two banks. The U.S. Department of Justice also determined that no significant anti-competitive issues would result from the transaction. These conclusions, reached after an extensive review process by three separate and independent entities, were very gratifying. We believed that these regulatory approvals would allay City Bank's concerns and help to bring about negotiations between the two banks.

        Our increased offer will remain open until April 15 and we truly hope that City Bank's management and board will be willing to discuss the combination of our banks and allow their shareholders a fair opportunity to consider our offer. Leaving our offer open until April 15 should allow City Bank ample time to carefully consider our offer. It also will enable City Bank shareholders to express support for our offer to City Bank's board in the event City Bank's board and management resists discussions. If we have not begun negotiations by April 15, then we will not pursue the merger at this time. In that event, we would immediately take other steps to deliver value to our shareholders. These steps would include the repurchase of up to $20 million of our common stock.

        However, we are optimistic that our increased offer will help to bring our two Banks to the table. We remain eager to sit down with City Bank, to 'just talk' and work out our differences—because together we can do so much more.

        With many benefits for the customers and communities we serve, a no-layoff commitment in place, regulatory approvals in hand, and now a new increased offer, we hope City Bank's board and management will enter into meaningful discussions to try to make this great combination a reality.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2004, 2005 or 2006. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.